UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)*


                            UIL HOLDINGS CORPORATION
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902748102
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                   ---
                                       Rule 13d-1(b)
                                   ---

                                   ---
                                       Rule 13d-1(c)
                                   ---

                                   ---
                                   X   Rule 13d-1(d)
                                   ---





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 902748102                                          PAGE 2 of  8 PAGES
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  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Arnold L. Chase
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                                    (b) [  ]
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  3        SEC USE ONLY
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  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
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                            5     SOLE VOTING POWER
        NUMBER OF
          SHARES                  408,203
       BENEFICIALLY
      OWNED BY EACH         ----------------------------------------------------
        REPORTING
          PERSON            6     SHARED VOTING POWER
           WITH
                                  1,549,166
                            ----------------------------------------------------

                            7     SOLE DISPOSITIVE POWER

                                  22,998
                            ----------------------------------------------------

                            8     SHARED DISPOSITIVE POWER

                                  1,928,166
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,957,369
-------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES (See Instructions)                       [X]

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.8%
-------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------




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CUSIP No. 902748102                                          PAGE 3 of  8 PAGES
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  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Cheryl A. Chase
-------------------------------------------------------------------------------

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                                    (b) [  ]
-------------------------------------------------------------------------------

  3        SEC USE ONLY
-------------------------------------------------------------------------------

  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------

                            5     SOLE VOTING POWER
        NUMBER OF
          SHARES                  132,498
       BENEFICIALLY
      OWNED BY EACH         ----------------------------------------------------
        REPORTING
          PERSON            6     SHARED VOTING POWER
           WITH
                                  1,560,000
                            ----------------------------------------------------

                            7     SOLE DISPOSITIVE POWER

                                  332
                            ----------------------------------------------------

                            8     SHARED DISPOSITIVE POWER

                                  1,692,166
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,692,498
-------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES (See Instructions)                       [X]

-------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.7%
-------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------




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CUSIP No. 902748102                                          PAGE 4 of  8 PAGES
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                  Explanatory Note: The Reporting Persons inadvertently
                  indicated on the Schedule 13G and Amendment Nos. 1 through 4 thereto (collectively, the "Existing Schedule 13G"), that such filings were made pursuant to Rule 13d-1(c), rather than Rule 13d-1(d), which error has been corrected in this Amendment No.
                  3. The Existing 13G also omitted to report beneficial ownership of shares of Common Stock held by SAC and CCSB (as defined below). This omission has been corrected herein. Additional changes in beneficial ownership by the Reporting Persons are also indicated in this Amendment No. 5.


Item 1 (a).       Name of Issuer:
                  --------------

                  UIL Holdings Corporation


Item 1(b).        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  157 Church Street
                  New Haven, Connecticut  06510


Item 2 (a).       Names of Persons Filing (the "Reporting Persons"):
                  -----------------------

                  Arnold L. Chase

                  Cheryl A. Chase


Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  -----------------------------------------------------------

                  c/o Chase Enterprises
                  225 Asylum Street
                  Hartford, Connecticut  06103


Item 2(c).        Citizenship.
                  ------------

                  United States of America

Item 2(d).        Title of Class of Securities:
                  -----------------------------

                  Common stock, no par value ("Common Stock")


Item 2(e).        CUSIP Number:
                  ------------

                  902748102


Item 3.           Not applicable.


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CUSIP No. 902748102                                          PAGE 5 of  8 PAGES
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Item 4.           Ownership.*
                  ---------

(a) Amount Beneficially Owned:

                  Arnold L. Chase: 1,957,369 shares (includes 1,505,000 shares jointly held with Cheryl A. Chase as described below)

                  Cheryl A. Chase: 1,692,498 shares (includes 1,505,000 shares jointly held with Arnold L. Chase as described below)

                   (b) Percent of Class:

                           Arnold L. Chase:  7.8%

                           Cheryl A. Chase:  6.7%

                  (c) Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote:

                                    Arnold L. Chase: 408,203

                                    Cheryl A. Chase: 132,498

                           (ii) Shared power to vote or to direct the vote:

                                    Arnold L. Chase: 1,549,166

                                    Cheryl A. Chase: 1,560,000

                           (iii) Sole power to dispose or to direct the
disposition of:

                                    Arnold L. Chase: 22,998

                                    Cheryl A. Chase: 332

                           (iv) Shared power to dispose or to direct the
disposition of:

                                    Arnold L. Chase: 1,928,166

                                    Cheryl A. Chase: 1,692,166

         * Arnold L. Chase holds an aggregate of 498 shares of Common Stock beneficially owned by him as custodian for his non-adult children. Mr. Chase has the sole power to vote, direct the vote of, dispose of and direct the disposition of such shares. Mr. Chase holds 6,205 shares of restricted stock, of which 2,000 shares vest on March 28, 2008, 2,000 shares vest on March 27, 2009 and 2,205 shares vest on March 26, 2010. Mr. Chase has the sole power to vote and direct the vote of such shares of restricted stock. Mr. Chase holds currently exercisable options to purchase 22,500 shares over which Mr. Chase holds sole dispositive power and holds 379,000 shares in an account over which Mr. Chase and his father each have dispositive power.


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CUSIP No. 902748102                                          PAGE 6 of  8 PAGES
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                  Mr. Chase is an executive officer of The Sandra and Arnold
Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family ("SAC") and shares voting and investment power over 44,166 shares of Common Stock owned by SAC, or 0.18% of the shares of Common Stock outstanding.

                  Mr. Chase and his sister, Cheryl A. Chase, are the sole managers of RLC Investments LLC ("RLC"), a limited liability company that owns 1,054,000 shares of Common Stock, and DTC Family Investments LLC ("DTC"), a limited liability company that owns 410,000 shares of Common Stock. The voting equity of each of RLC and DTC is held 49.5% by a grantor trust as to which Arnold L. Chase and his family are contingent beneficiaries; 49.5% by a grantor trust as to which Cheryl A. Chase and her family are contingent beneficiaries; 0.5% by a trust as to which Arnold L. Chase is the primary beneficiary and his children are the secondary beneficiaries; and 0.5% by a trust as to which Cheryl
A. Chase is the primary beneficiary and her children are the secondary beneficiaries. Both Arnold L. Chase and Cheryl A. Chase may be deemed to have beneficial ownership of the shares held by RLC and DTC.

         Mr. Chase and Ms. Chase each share voting and investment power with respect to 41,000 shares of Common Stock held directly by DTC Holdings Corporation as executive officers and directors of DTC Holdings Corporation.

         Cheryl A. Chase owns an aggregate of 132,166 shares of Common Stock, or 0.53% of the shares of Common Stock outstanding, as to which she has sole voting power and shares dispositive power with her father, David T. Chase. Ms. Chase holds an aggregate of 332 shares of Common Stock beneficially owned by her as custodian for her non-adult children. Ms. Chase has the sole power to vote, direct the vote of, dispose of and direct the disposition of such shares.

         Ms. Chase is an executive officer of The Cheryl Chase and Stuart Bear Family Foundation, Inc., a charitable foundation established by members of the Chase family ("CCSB") and shares voting and investment power over 55,000 shares of Common Stock owned by CCSB, or 0.22% of the shares of Common Stock outstanding.

         This schedule does not relate to (and, in accordance with Rule 13d-4 under the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that they are, for purposes of
Section 13(d) or 13(g) of the Act, the beneficial owners of) any of the (i) 35,000 shares of Common Stock, or 0.14% of the shares of Common Stock outstanding, owned by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, or (ii) 243,333 shares of Common Stock, or 0.97% of the shares of Common Stock outstanding, owned by The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries.

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CUSIP No. 902748102                                          PAGE 7 of  8 PAGES
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Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.
                  --------------------------------------------------------------

                  SAC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 44,166 shares of Common Stock held by SAC. CCSB has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 55,000 shares of Common Stock held by SAC. RLC has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,054,000 shares of Common Stock held by RLC. DTC has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 410,000 shares of Common Stock held by DTC. DTC Holdings Corp. has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 41,000 shares of Common Stock held by DTC Holdings Corp.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
                  --------------------------------------------------------------

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ----------------------------------------------------------

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------

                  Not Applicable.


Item 10.          Certifications.
                  --------------

                  Not Applicable.

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CUSIP No. 902748102                                          PAGE 8 of  8 PAGES
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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2008

                                         /s/ Arnold L. Chase
                                         --------------------------------------
                                         Arnold L. Chase

                                         /s/ Cheryl A. Chase
                                         --------------------------------------
                                         Cheryl A. Chase